KIROMIC BIOPHARMA, INC.

7707 Fannin, Suite 140

Houston, TX 77054

August 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Kiromic Biopharma, Inc. Registration Statement on Form S-1 (File No. 333-265860) Request for Withdrawal of Registration Statement

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-265860) initially filed with the Securities and Exchange Commission (the “Commission”) by Kiromic Biopharma, Inc. (the “Company”) on June 27, 2022, as amended on July 13, 2022, together with all exhibits thereto (the “Registration Statement”). Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company has determined not to pursue, at this time, the contemplated public offering to which the Registration Statement relates. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. The Company, however, requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement the Company may file with the Commission.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at Kiromic Biopharma, Inc., 7707 Fannin, Suite 140, Houston, TX 77054, Attn: Chief Executive Officer, and to the Company’s legal counsel, Hogan Lovells US LLP, 609 Main St., Suite 4200, Houston, TX 77002, Attn: Andrew Strong.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact Andrew Strong of Hogan Lovells US LLP at (713) 632-1456.

Sincerely,

/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer